UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 26 August 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	26th August 2011

Allied Irish Banks, p.l.c. announces delisting from the NYSE

Following previous announcements on 4 August and 16 August 2011, Allied Irish Banks, p.l.c. ("AIB") [NYSE: AIB] announces that its American Depositary Shares ("ADSs") have now been deemed to be delisted and have ceased to be traded on the New York Stock Exchange.

Following delisting, AIB intends to terminate the ADS facility by terminating the ADS deposit agreement between AIB and the Bank of New York Mellon as depositary (the "Depositary"). The Depositary will contact ADS holders in due course with further information, including with regard to any further action to be taken.  Following delisting and prior to termination of the Deposit Agreement, AIB's ADS will trade over the counter in the United States.

In due course, AIB also intends to deregister its securities and terminate its obligations under the US Securities Exchange Act of 1934 (the "Exchange Act") by filing a Form 15F.

Information required to be made available pursuant to Rule 12g3-2(b) under the Exchange Act will be made available on AIB's website at www.aibgroup.com.

AIB's ordinary shares will continue to trade on the Enterprise Securities Market of the Irish Stock Exchange.

- ENDS -

For further information, please contact:
Alan Kelly	Ronan Sheridan
Director of Corporate Affairs & Marketing	Press Officer
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6414651
email: alan.j.kelly@aib.ie	email: ronan.j.sheridan@aib.ie

Forward-Looking Statements
This announcement may contain "forward-looking statements", which can be identified by the fact that they do not relate only to historical or current facts. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements and speak only as of the date of this announcement. AIB expressly disclaims any obligation or undertaking to publicly release any announcements or revisions to any forward-looking statement contained in this announcement with regard to any change in events, conditions or circumstances on which any such statement is based.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date 26 August 2011

             By: ___________________
Paul Stanley
                         Acting Chief Financial Officer
               Allied Irish Banks, p.l.c.